[Cleary Gottlieb Steen & Hamilton LLP letterhead]

Writer's Direct Dial: 212-225-2510

E-Mail: wgorin@cgsh.com

August 21, 2006

BY FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sony Corporation
Form 20-F for the fiscal year ended March 31, 2005
Filed June 23, 2005
File Number: 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation, we attach an addendum to the June 16, 2006 memorandum discussing Sony’s operating segments under SFAS 131. This addendum further clarifies the discussion of the Consideration of SFAS 142 Impairment Review that was included in that memorandum. It is our understanding that this response resolves the issues raised in the staff’s letter of May 12, 2006. Please note that we are transmitting under separate cover, and on a confidential and supplemental basis, the exhibits that are referenced in this addendum.

Mr. Larry Spirgel

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838, Mr. Wayne Carnall, Partner, PricewaterhouseCoopers LLP at 973-236-7233 or me at 212-225-2510 to discuss any additional questions or comments.

Very truly yours,
/s/ William F. Gorin
William F. Gorin

Attachment

cc: Ms. Sondra Stokes, Associate Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Kyle Moffatt, Branch Chief – Accounting, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Hideo Takaura, Partner, ChuoAoyama PricewaterhouseCoopers

Mr. Wayne Carnall, Partner, PricewaterhouseCoopers LLP

Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP

August 21, 2006

SONY CORPORATION

Issue:

Further Discussion on the Consideration of SFAS 142 Impairment Review (an addendum to the June 16, 2006 memorandum discussing Sony’s operating segments under SFAS 131).

Discussion:

We understand that the SEC staff is not objecting to the Company's segment presentation for the year ended March 2006. As conveyed in our letter of June 16, 2006, prior periods need to be presented on a comparable basis. Accordingly, even if there were different segments in the Annual Report on Form 20-F for the year ended March 31, 2005, the presentation of 2005 and earlier periods would be restated to conform to the 2006 presentation.

While we believe the segment presentation in the 2005 Form 20-F complied with GAAP, as requested by the SEC staff, an analysis was performed to determine the implications of presenting the components of the electronics segment as a separate segment. That is, the SEC staff questioned if the components of the electronics segment were hypothetically presented as separate segments whether there would have been an impairment charge to goodwill that would have been recognized in 2005 and would have been material to the consolidated financial statements?

As explained below, the answer to that question is no - we do not believe there would be a material impairment charge.

As we believe the segment presentation was appropriate and, therefore, our analysis of impairment under SFAS 142 for the year ended March 31, 2005 was also appropriate, there are various assumptions that needed to be made to prepare this analysis - including the following steps:

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Step 1 - Determine the segments that would be presented - Based on the individuals that reported directly to the Sony CODM and the reports that were prepared and distributed, we identified six “segments” plus an "other category". These "segments" and the person that would be viewed as the segment manager are presented in the attached Exhibit 1. For purposes of this analysis, we concluded that operating segments would be the same as reportable segments - i.e., we did not apply the aggregation criteria to combine operating segments into reportable segments.

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Step 2 - Determine the reporting unit as that term is used in SFAS 142 - Solely for purposes of this analysis, we assumed the reporting unit to be one level below the operating segment that was determined in Step 1. These reporting units are also displayed in the attached exhibit. If the operating segment determined in step 1 did not have any goodwill associated with it, no further analysis as to the reporting unit is presented.

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Step 3 - Assign goodwill to the reporting units - While done in part on a hypothetical basis, we considered all available information in determining the allocation of goodwill to the reporting units - generally, given the nature of the businesses this was easily determinable.

The amount of goodwill by operating “segment” and by reporting unit is presented in the attached Exhibit 1. This analysis includes the identified reporting units that have no goodwill if they are part of the identified operating segment that had goodwill. For purposes of this analysis, we will ignore the goodwill associated with the following reporting units -

Sony United Kingdom Limited

Sony Thai Co. Limited

Sony Taiwan Limited

Sony Manufacturing Systems Corporation

because even if the entire amount of goodwill were written off, the impact would be less than 1/2 of one percent of 2005 net income and is inconsequential for further analysis.

This leaves goodwill of approximately 68,240 million yen attributable to six reporting units.

We applied the provisions of paragraph 19 of SFAS 142 and for each reporting unit compared the carrying value to an estimated fair value. The estimated fair value for each reporting unit was determined using various methodologies which included the capitalized maintainable earnings method, EBITDA multiple method, and discounted cash flow method, based on the information available for that reporting unit. Exhibit 2 shows the number of times that the estimated fair value exceeds the carrying value for the six reporting units. For example, if the carrying value of the reporting unit was 100 and the fair value was 500, the amount presented in Exhibit 2 would be 5.0X.

Given the amount by which the estimated fair value exceeded the carrying value, in all cases, we did not believe that it was necessary to further refine, for purposes of this analysis, the method to determine fair value.

As the fair value exceeded the carrying value for each reporting unit, it was not necessary to perform the second step of the analysis.

Based on the analysis performed, we concluded that even if the electronics segment had been split into additional segments, there would have been no additional impairment charge that would have been recorded during 2005.

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